                                  SCHEDULE 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Wilshire Oil Company of Texas
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    971889100
                                 (CUSIP Number)

                                  John B. Frank
                           Principal & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                  (213)830-6300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 2003
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 971889100                                                 Page 2 of 12







1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        OAKTREE CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                                (a)   |   |
                                                                     (b)   | X |
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        NOT APPLICABLE
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS2 (d) or 2 (e) | |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
NUMBER OF                         304,200 COMMON STOCK
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY EACH               8.    SHARED VOTING POWER
REPORTING                         NONE
PERSON WITH                 ----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER
                                  304,200 COMMON STOCK
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  NONE
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           304,200  COMMON STOCK
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)  |X|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.9% COMMON STOCK
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON (See Instructions)
           OO, IA
--------------------------------------------------------------------------------

CUSIP No: 971889100                                                 Page 3 of 12




1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        OCM REAL ESTATE OPPORTUNITIES FUND III GP, LLC
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                              (a)   |   |
                                                                   (b)   | X |
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        NOT APPLICABLE
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2 (d) or 2 (e)         |  |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
NUMBER OF                          304,200  COMMON STOCK
SHARES
BENEFICIALLY                 ---------------------------------------------------
OWNED BY EACH                8.    SHARED VOTING POWER
REPORTING                          NONE
PERSON WITH                  ---------------------------------------------------
                             9.    SOLE DISPOSITIVE POWER
                                   304,200  COMMON STOCK
                             ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                   NONE
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           304,200 COMMON STOCK
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)  |X|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.9 % COMMON STOCK
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON (See Instructions)
           OO
--------------------------------------------------------------------------------

CUSIP No: 971889100                                                 Page 4 of 12



1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                                (a)   |   |
                                                                     (b)   | X |
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2 (d) or 2 (e)         |  |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
NUMBER OF                         304,200  COMMON STOCK
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.    SHARED VOTING POWER
OWNED BY EACH                     NONE
REPORTING                   ----------------------------------------------------
PERSON WITH                 9.    SOLE DISPOSITIVE POWER
                                  304,200  COMMON STOCK
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  NONE
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           304,200 COMMON STOCK
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)  |X|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.9% COMMON STOCK
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON (See Instructions)
           PN
--------------------------------------------------------------------------------

CUSIP No: 971889100                                                 Page 5 of 12




ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to Common Stock, $1.00 par value per share (the "Shares"), of Wilshire Oil Company of Texas (the "Issuer"). The address of the principal executive offices of the Issuer is 921 Bergen Ave., Jersey City, NJ 07306.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of:

         (i) Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Oaktree"), in its capacity as the managing member of the OCM GP (as defined below) and the investment manager of the OCM Fund (as defined below);

         (ii) OCM Real Estate Opportunities Fund III GP, LLC, a Delaware limited liability company ("OCM GP"), in its capacity as the general partner of the OCM Fund (as defined below); and

         (iii) OCM Real Estate Opportunities Fund III, L.P., a Delaware limited partnership (the "OCM Fund" and together with Oaktree and the OCM GP, the "Reporting Persons").

         The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The principal business of OCM GP is to act as the general partner of the OCM Fund and other related accounts. The OCM Fund is a limited partnership which generally invests in real estate and real estate-related securities and obligations. As the general partner of the OCM Fund, the OCM GP may be deemed to beneficially own the Shares held by the OCM Fund. As the managing member of the OCM GP and the investment manager of the OCM Fund, Oaktree may be deemed to beneficially own the Shares held by the OCM Fund.

         The address of the principal business and principal office for the Reporting Persons is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Current information concerning the identity and background of the executive officers and members of Oaktree is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

         During the past five years, the Reporting Persons have not and, to the best of their knowledge, no other person identified in response to this Item 2 has, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree

CUSIP No: 971889100                                                 Page 6 of 12





or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares were acquired on the American Stock Exchange for an aggregate purchase price of approximately $1,116,727. The purchase of the Shares beneficially owned by the OCM Fund were funded through the working capital of the OCM Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares were acquired by the OCM Fund for investment purposes. The Reporting Persons are of the opinion that the Shares are currently undervalued. The Reporting Persons believe that the Issuer's board of directors should promptly evaluate all alternatives available to maximize the value of the Issuer for all stockholders, including, among other things, a restructuring of the Issuer, a sale of a significant portion of Issuer's assets, a sale of all or substantially all of the Issuer's assets, or merger or other business combination.

         The Reporting Persons have had discussions with Mr. Kevin McTavish ("McTavish") relating to the potential participation of the Reporting Persons and McTavish in a transaction that may result in changing or influencing control of the Issuer. The Reporting Persons may from time to time have further discussions with McTavish and/or other persons who have filed this date a joint
Schedule 13D with McTavish (the "McTavish Filers") that may result in an agreement or understanding relating to the coordination of the acquisition and/or disposition of the Shares. By virtue of such discussions and any subsequent agreement or understanding that may arise between the McTavish Filers and the Reporting Persons with respect thereto, the McTavish Filers and the Reporting Persons may be deemed to be a "group" under Regulation 13D. In order to avoid any question as to whether the McTavish Filers' and the Reporting Persons' beneficial ownership is subject to a reporting obligation under Regulation 13D and in order to provide greater investment flexibility, the McTavish Filers and the Reporting Persons have decided to file their respective Schedules 13D at this time, although neither the McTavish Filers nor the Reporting Persons are individually beneficial owners of more than 5% of the Shares. This Schedule 13D shall not be deemed an admission that the Reporting Persons constitute a "group" unless and until the McTavish Filers and the Reporting Persons reach an agreement or understanding relating to the Shares. In their Schedule 13D, the McTavish Filers have disclaimed beneficial ownership of any Shares beneficially owned by the Reporting Persons, and the Reporting Persons hereby disclaim beneficial ownership of any Shares beneficially owned by the McTavish Filers.

         Oaktree, as the managing member of the OCM GP, continuously evaluates the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Shares will be acquired by the OCM Fund or by other accounts and funds of which Oaktree is the general partner and/or investment manager or whether the OCM Fund or any such other accounts or funds will dispose of Shares of the Issuer. At any time, depending on market conditions, the trading

CUSIP No: 971889100                                                 Page 7 of 12





prices for Shares, the actions taken by the board of directors of the Issuer, alternative investment opportunities and the outlook for the Issuer, additional Shares may be acquired or some of all of the Shares beneficially owned by Oaktree and/or the OCM Fund may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed in this Item 4, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer, including, without limitation, the McTavish Filers, or other third parties regarding such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The filing of this Schedule 13D shall not be construed as an admission that any of the OCM GP or Oaktree or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of
Section 13(d) or Section 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13D. None of the Reporting Persons, directly or indirectly, have or share the power to vote or to direct the vote of, or to dispose or to direct the disposition of, Shares held by the McTavish Filers and each Reporting Person disclaims beneficial ownership of the Shares held by the McTavish Filers. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than
Section 13 (d) or Section 13 (g) of the Act.

(a) (i) The OCM Fund beneficially owns 304,200 Shares (approximately 3.9% of the total number of shares of Common Stock outstanding).

                  (ii) OCM GP, in its capacity as the general partner of the OCM Fund, may be deemed to be the beneficial owner of 304,200 Shares beneficially owned by the OCM Fund (approximately 3.9% of the total number of shares of Common Stock outstanding).

                  (iii) Oaktree, in its capacity as the managing member of the OCM GP and the investment manager of the OCM Fund, may be deemed to be the beneficial owner of 304,200 Shares beneficially owned by the OCM Found (approximately 3.9% of the total number of shares of Common Stock outstanding).

                  (iv) The McTavish Filers, who together with the Reporting Persons may be deemed to comprise a "group' within the meaning of
         Section 13(d)(3) of the Act, own 148,211 Shares (approximately 1.9% of the total number of shares of Common Stock outstanding). The Reporting Persons expressly disclaim the existence of the group comprising of the McTavish Filers and the Reporting Persons. See Item 4.

CUSIP No: 971889100                                                 Page 8 of 12



(b) OCM GP has discretionary authority and control over all of the assets of the OCM Fund, including the power to vote and dispose of the Shares, pursuant to its status as general partner of the OCM Fund. Therefore, OCM GP may be deemed to have sole power to direct the voting and disposition of all Shares beneficially owned by the OCM Fund. OCM GP disclaims beneficial ownership of the Shares beneficially owned by the OCM Fund and the filing of this Schedule 13D shall not be construed as an admission that OCM GP is the beneficial owner of such Shares.

(c) Oaktree has discretionary authority and control over all of the assets of the OCM Fund, including the power to vote and dispose of the Shares, pursuant to its status as the managing member of the OCM GP and investment manager of the OCM Fund. Therefore, Oaktree may be deemed to have sole power to direct the voting and disposition of all Shares beneficially owned by the OCM Fund. Oaktree disclaims beneficial ownership of the Shares beneficially owned by the OCM Fund and the filing of this Schedule 13D shall not be construed as an admission that Oaktree is the beneficial owner of such Shares.

(d) During the past sixty days, the OCM Fund has purchased a total of 203,200 Shares at the American Stock Exchange. The schedule of such purchases is attached to the Schedule 13D and is incorporated herein by reference.

(e)               Not applicable.

(f)               Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         A response to Item 4 is incorporated herein by reference in response to this Item 6.

         Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Fund.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP No: 971889100                                                 Page 9 of 12




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  April 21, 2003

                                OAKTREE CAPITAL MANAGEMENT, LLC

                                By: /s/ Russel S. Bernard
                                   ------------------------------
                                Name:    Russel S. Bernard
                                Title:   Principal

                                By: /s/ Marc Porosoff
                                   ------------------------------
                                Name:    Marc Porosoff
                                Title:   Senior Vice President, Legal

                                OCM REAL ESTATE OPPORTUNITIES
                                FUND III GP, LLC

                                By: Oaktree Capital Management, LLC, its
                                Managing Member

                                By: /s/ Russel S. Bernard
                                   ------------------------------
                                Name:    Russel S. Bernard
                                Title:   Principal

                                By: /s/ Marc Porosoff
                                   ------------------------------
                                Name:    Marc Porosoff
                                Title:   Senior Vice President, Legal

                                OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.

                                By:  OCM Real Estate Opportunities Fund
                                III GP, LLC, its general partner

                                By:  Oaktree Capital Management, LLC,
                                its Managing Member

                                By: /s/ Russel S. Bernard
                                   ------------------------------
                                Name:    Russel S. Bernard
                                Title:   Principal

                                By: /s/ Marc Porosoff
                                   ------------------------------
                                Name:    Marc Porosoff
                                Title:   Senior Vice President, Legal

CUSIP No: 971889100                                                Page 10 of 12


                                     ANNEX A

        Executive Officers and Members of Oaktree Capital Management, LLC

      Name/Citizenship                  Principal Occupation                  Business Address
      ----------------                  --------------------                  ----------------

Howard S. Marks                       Chairman and Principal            Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Bruce A. Karsh                        President and Principal           Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Sheldon M. Stone                      Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

David Richard Masson                  Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Larry Keele                           Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Russel S. Bernard                     Principal                         Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019

Stephen A. Kaplan                     Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

David Kirchheimer                     Principal and Chief Financial     Oaktree Capital Management, LLC
(United States)                       and Administrative Officer        333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Kevin L. Clayton                      Principal                         Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019

John W. Moon                          Principal                         Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019

John B. Frank                         Principal and General Counsel     Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

CUSIP No: 971889100                                                Page 11 of 12







Marc Porosoff                         Senior Vice President, Legal      Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019




To the best of each Reporting Person's knowledge, none of the above persons holds any Shares.

CUSIP No: 971889100                                                Page 12 of 12



                       SCHEDULE TO ITEM 5 OF SCHEDULE 13D

            Purchases by OCM Real Estate Opportunities Fund III, L.P.

       Date of Purchase          Amount of Securities        Price Per Share*

          3/5/2003                      1,800                      3.73
          3/6/2003                      1,100                      3.73
          3/7/2003                      1,000                      3.73
          3/11/2003                    13,500                      3.77
          3/12/2003                       100                      3.73
          3/19/2003                       900                      3.73
          3/24/2003                     1,000                      3.74
          4/2/2003                      7,700                      3.59
          4/4/2003                      3,000                      3.74
          4/7/2003                      3,000                      3.71
          4/9/2003                    145,400                      3.71
          4/11/2003                    24,600                      3.71
          4/17/2003                       100                      3.59


*Includes brokerage commissions.